Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

TCR2 Therapeutics Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-236965 and 333-252244) on Form S-3 and (Nos. 333-229691 and 333-237481) on Form S-8 of TCR2 Therapeutics Inc. of our report dated March 16, 2021, with respect to the consolidated balance sheets of TCR2 Therapeutics Inc. and subsidiaries as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K of TCR2 Therapeutics Inc.

/s/ KPMG LLP

Boston, Massachusetts

March 16, 2021